================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 --------------

                                    FORM 11-K

                                 --------------


              ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2001

                       METALS USA, INC. UNION 401 (k) PLAN
                            (FULL TITLE OF THE PLAN)


                                METALS USA, INC.
          (NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN)

                         COMMISSION FILE NUMBER 1-13123

                  DELAWARE                                   76-0533626
        (State or other jurisdiction                      (I.R.S. Employer
      of incorporation or organization)                Identification Number)

         THREE RIVERWAY, SUITE 600
               HOUSTON, TEXAS                                  77056
   (Address of Principal Executive Offices)                  (Zip Code)

       Registrant's telephone number, including area code: (713) 965-0990

================================================================================

METALS USA, INC.
UNION 401(k) PLAN

FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000 AND SUPPLEMENTAL SCHEDULES FOR THE YEAR ENDED DECEMBER 31, 2001 AND 2000, AND INDEPENDENT AUDITORS' REPORT

METALS USA, INC.
UNION 401(k) PLAN

TABLE OF CONTENTS

                                                                                PAGE
INDEPENDENT AUDITORS' REPORT                                                      1

FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000:

   Statements of Net Assets Available for Benefits                                2

   Statements of Changes in Net Assets Available for Benefits                     3

   Notes to Financial Statements                                                  4

SUPPLEMENTAL SCHEDULES*:

   Schedule H, Line 4i - Schedule of Assets (Held at End of Year),
     December 31, 2001 and 2000                                                   9

   Schedule of Nonexempt Transactions
     for the Years Ended December 31, 2001 and 2000                              13

OTHER:

   Signatures                                                                    15

   Index to Exhibits                                                             16

   Consent of Independent Accountants

* Other supplemental schedules required by Section 2520-103.1 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 ("ERISA") have been omitted because they are not applicable.

INDEPENDENT AUDITORS' REPORT

To the Trustees and Participants of
  Metals USA, Inc. 401(k) Union Plan
Houston, Texas

We have audited the financial statements of Metals USA, Inc. 401(k) Union Plan (the "Plan") as of December 31, 2001 and 2000, and for the years then ended, listed in the table of contents. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules as listed in the table of contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. Such supplemental schedules have been subject to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

The accompanying financial statements have been prepared assuming that the Plan will continue as a going concern. As discussed in Note 1 to the financial statements, the sponsor of the Plan, Metals USA, Inc. filed for protection under Chapter 11 of Title 11 of the United States Bankruptcy Code on November 14, 2001. Due to the Plan's relationship with the sponsor, there is substantial doubt about the Plan's ability to continue as a going concern. In accordance with the Plan Document in the event of termination the Plan's Participants should receive all vested account balances. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

DELOITTE & TOUCHE LLP

September 6, 2002

METALS USA, INC.
UNION 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS,
DECEMBER 31, 2001 AND 2000

                                                       2001             2000
ASSETS:
   Investments, at fair value                       $ 1,687,573      $ 1,729,071

   Receivables:
      Employer contributions                              1,463           20,312
      Employee contributions                             13,703           21,178
      Participant notes                                 102,459          142,667
                                                    -----------      -----------

NET ASSETS AVAILABLE FOR BENEFITS                   $ 1,805,198      $ 1,913,228
                                                    ===========      ===========

The accompanying notes are an integral part of these financial statements.

METALS USA, INC.
UNION 401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

                                                        2001             2000
ADDITIONS (DEDUCTIONS) TO NET ASSETS ATTRIBUTED TO:
   Investment income (loss):
      Interest                                       $    55,257      $    45,837
      Dividends                                              303              103
      Net (depreciation) in fair value of
         investments                                    (162,169)         (82,853)
                                                     -----------      -----------

                Total investment loss                   (106,609)         (36,913)
                                                     -----------      -----------

   Contributions:
      Employer                                            46,966           75,992
      Employee                                           225,207          259,345
                                                     -----------      -----------

                                                         272,173          335,702

   Transfer from affiliated plan                                            9,039
                                                     -----------      -----------

                Total additions                          165,564          307,463

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
   Benefit payments                                      203,078           64,827
   Administrative expense                                  1,508            1,196
   Participant notes receivable terminated due to
      withdrawal of participant                           13,535            4,866
   Transfer to affiliated plan                            55,473           17,967
                                                     -----------      -----------

                Total deductions                         273,594           88,856
                                                     -----------      -----------

NET (DECREASE) INCREASE                                 (108,030)         218,607

NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING
   OF YEAR                                             1,913,228        1,694,621
                                                     -----------      -----------

NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR       $ 1,805,198      $ 1,913,228
                                                     ===========      ===========

The accompanying notes are an integral part of these financial statements.

METALS USA, INC.
UNION 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

1.   DESCRIPTION OF PLAN

     The following description of the Metals USA, Inc. Union 401(k) Plan (the "Plan") provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

     GENERAL - The Plan is a defined contribution plan established effective October 1, 1998, which was amended and restated in its entirety and was effective as of January 1, 2000. Union employees of Metals USA, Inc. (the "Company") become eligible to participate upon completing six months of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

     CONTRIBUTIONS - Participants may contribute an amount equal to not less than 1 percent nor more than 15 percent of their compensation for the contribution period. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers a general account, 18 pooled separate accounts and Company stock as investment options for participants. Employee contributions are recorded in the period during which the Company makes payroll deductions from the participant's earnings.

     The Company may make matching contributions to participant's accounts as determined by the terms of collective bargaining agreements. The Company may also make discretionary nonelective and profit- sharing contributions. Matching company contributions, if any, are recorded monthly. Discretionary nonelective and profit-sharing contributions, if any, are recorded annually. For the year ended December 31, 2001 discretionary nonelective and profit-sharing contributions were $14,562.

     PARTICIPANT ACCOUNTS - Each participant's account is credited with the participant's contribution and allocation of the Company's contribution and plan earnings. Earnings are allocated by fund based on the ratio of a participant's account invested in a particular fund to all participants' investments in that fund. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

     VESTING - Participants are immediately vested in their own voluntary contributions plus actual earnings thereon. The balance of vesting in the participants' accounts is based on years of service. Unless otherwise designated by a collective bargaining agreement, a participant becomes 20 percent vested after three years of service, 40 percent vested after four years of service, 60 percent vested after five years of service, 80 percent vested after six years of service and 100 percent vested after seven years of service. However, if an active participant dies prior to attaining the normal retirement age, the participant's account becomes 100 percent vested.

     BENEFITS PAYMENT - On termination of service, a participant may elect to receive either a lump-sum amount equal to the value of the vested portion of his or her account, a distribution in the form of an annuity, or installment payments. Distributions are subject to the applicable provisions of the plan agreement. Benefits claims are recorded as distributions when they have been approved for payment and paid by the Plan.

     PARTICIPANT NOTES RECEIVABLE - A participant may borrow up to a maximum of $50,000 or 50 percent of the vested portion of his or her account balance, whichever is less. Loans are treated as a transfer to/from the investment fund from/to Participant Notes Receivable. A loan is secured by the balance in the participant's account and bears interest at a rate comparable with market rates for similar loans, as defined (6.00% to 10.50% and 8.75% to 10.50% for the years ended December 31, 2001 and 2000, respectively).

     ADMINISTRATIVE EXPENSES - The expenses of administration of the Plan, including the expenses of the administrator and fees of the trustee, shall be paid from the Plan, unless the Plan sponsor elects to make payment.

     BASIS OF PRESENTATION - The accompanying plan financial statements have been prepared on the going concern basis of accounting, which contemplates the realization of assets and the satisfaction of liabilities in the ordinary course of business. On November 14, 2001, the Company and all of its U.S. subsidiaries (collectively, the "Debtors") filed voluntary petitions for reorganization under Chapter 11 of the U.S. Bankruptcy Code (the "Bankruptcy Code") in the U.S. Bankruptcy Court for the Southern District of Texas (the "Bankruptcy Court") and began operating their business as debtors-in-possession pursuant to the Bankruptcy Code.

     On August 23, 2002 the Company filed a disclosure statement with respect to the Debtors Plan of reorganization. If a plan of reorganization is not confirmed, it is uncertain whether the Debtors or the Plan could continue as a going concern. The Company may discontinue contributions and terminate the Plan in accordance with its provision and ERISA without any liability for such discontinuance or termination. It is uncertain what effect these matters may have on the Plan. These uncertainties raise substantial doubt about the Company's and the Plan's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that may result from the resolution of these uncertainties. However, management of the Plan believes such uncertainties should not reduce or diminish the availability of Plan assets for the benefit of participants. In accordance with the Plan Document in the event of termination the Plan's participants should receive all vest account balances.

2.   SUMMARY OF ACCOUNTING POLICIES

     METHOD OF ACCOUNTING - The Plan's financial statements are prepared on the accrual basis of accounting. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein. Accrual results could differ from these estimates.

     INVESTMENT VALUATION - Investments in the general account are nonfully benefit responsive and are stated at fair value. Investments in pooled separate accounts are stated at fair value, as determined by the unit value reported by Connecticut General Life Insurance Company ("CG Life"). Participant notes receivable are valued at cost which approximates fair value. The Company Stock is valued at its quoted market price. The Plan assets include approximately 16,500 shares of the Company stock at December 31, 2001.

     Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

     RISK AND UNCERTAINTIES - The Plan provides for investments in various securities through the investment funds offered to participants, including but not limited to, foreign and domestic equity securities, bonds and obligations of the U.S. government, among others. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term.

3.   INVESTMENTS

     Investments that represent 5 percent or more of the Plan's net assets are separately identified below.

                                                                                    DECEMBER 31,
                                                                        -----------------------------------
                                                                           2001                      2000
       CIGNA Guaranteed Income Fund
          interest rates, 5.05%; 5.25%                                  $ 944,419                 $ 778,768
       CIGNA Fidelity Advisor Equity Growth Fund
          units, 2,197; 1,906                                             181,491                   192,466
       CIGNA Charter Balanced Fund I*
          units, 0; 5,679                                                                           213,232
       CIGNA S&P 500 Index Fund**
          units, 2,130; 3,412                                             133,638                   243,587
       CIGNA Lifetime40 Fund
          units, 6,413; 30                                                132,100                       669

       *Remove from Plan in 2001
      **Formerly "CIGNA Charter Large Company Stock Index Fund"

     INVESTMENT PERFORMANCE - During the years ended December 31, 2001 and 2000, the Plan's investments (including interest, dividends, realized gains and losses on investments bought and sold and unrealized gains and losses on investments held during the year) (depreciated) appreciated in value as follows:

                                                                                    DECEMBER 31,
                                                                        ------------------------------------
                                                                           2001                       2000
       General Account -
          CIGNA Guaranteed Income Fund                                  $   44,409                 $  35,001

       Pooled Separate Accounts:
          CIGNA Charter Balanced Fund I                                     (7,032)                   (7,101)
          CIGNA Fidelity Advisor Equity Growth Fund                        (35,559)                  (24,270)
          CIGNA Global Value/Morgan Stanley*                                (1,210)                    2,148
          CIGNA Growth & Income Fund/Multi-Manager                         (11,842)                   (4,417)
          CIGNA Janus Fund                                                 (20,945)                  (11,847)
          CIGNA Large Cap Value Fund/Levin & Co.***                            748
          CIGNA Lifetime20 Fund                                             (1,020)                     (141)
          CIGNA Lifetime30 Fund                                             (2,372)                     (201)
          CIGNA Lifetime40 Fund                                                 58                       (10)
          CIGNA Lifetime50 Fund                                             (1,019)                       63
          CIGNA Lifetime60 Fund                                                (35)                        1
          CIGNA Mid-size Blend Fund/Cadence***                                  (1)
          CIGNA Mid-size Growth Fund/Artisan***                              1,949
          CIGNA Mid-size Value Fund/Wellington***                               90
          CIGNA Neuberger Berman Partners Fund Trust Class**                (1,373)                      107
          CIGNA S&P 500 Index Fund                                         (29,361)                  (25,234)
          CIGNA Small Cap Value Fund/Sterling***                                23
          CIGNA Warburg Pincus Emerging Growth Fund (Advisor Shares)**     (10,456)                   (5,270)
                                                                        ----------                 ---------

                                                                          (119,357)                  (76,172)
       Common Stock -
          Metals USA Stock                                                 (42,509)                   (6,578)

       Participant Notes Receivable                                         10,848                    10,836
                                                                        ----------                 ---------

       Net decrease                                                     $ (106,609)                $ (36,913)
                                                                        ==========                 =========

        *Formerly "CIGNA Charter Global Stock Fund"
       **Removed from Plan in 2001
      ***Added to Plan in 2001

4.   INVESTMENT CONTRACT

     The Plan participates in a contract with CG Life via an investment in the CIGNA Guaranteed Income Fund. CG Life commingles the assets of the CIGNA Guaranteed Income Fund with other assets. For the Plan's investment in the CIGNA Guaranteed Income Fund, the Plan is credited with interest at the rate specified in the contract which was 5.05% and 5.25% for the years ended December 31, 2001 and 2000, respectively, net of asset charges. CG Life prospectively guaranteed the interest rate credited for the CIGNA Guaranteed Income Fund for six months. As discussed in Note 2, the CIGNA Guaranteed Income Fund is included in the financial statements at fair value which principally, because of the periodic rate reset process, approximates contract value.

5.   RELATED-PARTY TRANSACTIONS

     Plan assets include investments in funds managed by CG Life. CG Life is the Plan's trustee and as such, transactions with the trustee qualify as party-in-interest transactions. Personnel and facilities of the Company have been used to perform administrative functions for the Plan at no charge to the Plan. In addition, the Plan holds shares of Metals USA, Inc., the plan sponsor, who also qualifies as a party-in-interest.

6.   PLAN TERMINATION

     The Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100 percent vested in their accounts (see Note 1).

7.   TAX STATUS

     The Plan is a tax-qualified retirement plan under the Internal Revenue Code (the "Code") Section 401(a), with a qualified cash or deferred arrangement under Code Section 401(k) ("CODA") and is subject to the provisions of the Employee Retirement Income Security Act of 1974.

     The Plan is an adopted form of the PDS Tax Qualified 401(k) Savings Plan & Trust Agreements Volume Submitter Plan (the "Volume Submitter Plan"), a nonstandarized profit sharing plan with CODA. The Volume Submitter Plan obtained an opinion letter from the IRS dated November 20, 2000, which stated that the Volume Submitter Plan was in compliance with the applicable requirements of the Code. The Company is in the process of applying for a determination letter covering the adoption agreement of the Volume Submitter Plan. The Company believes that the Plan is currently being administered in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been including in the Plan's financial statements.

     Management has determined that certain nonexempt transactions occurred during 2001 and 2000. These transactions involved the unintentional submission of employee contributions, loan principal and interest repayments to the Plan later than the fifteenth business day of the month following the month in which amounts were withheld from compensation. The Schedule of Nonexempt Transactions, which is attached as supplemental information to these financial statements, provides a listing of the employee contributions, loan principal and interest repayments that were not remitted to the plan trustee within the prescribed time period. The amount of employee contributions, loan principal and interest repayments that were not made on a timely basis aggregated approximately 13% and 16% of the total amount of all employee contributions for 2001 and 2000, respectively. The Company will incur a penalty as a result of these late contributions. In addition, similar nonexempt transactions occurred subsequent to December 31, 2001. Management is pursuing the necessary corrective actions to ensure the continued tax-exempt status of the Plan, and does not believe the late filing issues disclosed herein will adversely affect the tax-exempt status of the Plan.

8.   RECONCILIATION OF PLAN FINANCIAL STATEMENTS TO THE FORM 5500

     The Annual Return/Report of Employee Benefit Plan (the "Form 5500") is prepared on the modified cash basis. Accordingly, certain balances included on Form 5500 differ from those included in these financial statements.
     The ending net asset balances are reconciled as follows:

                                                                                    DECEMBER 31,
                                                                        -------------------------------------
                                                                            2001                     2000
       Net assets, reflected on Form 5500                               $ 1,790,032               $ 1,871,738
       Add:
          Employer contributions receivable                                   1,463                    20,312
          Employee contributions receivable                                  13,703                    21,178
                                                                        -----------               -----------

       Net assets, reflected in the financial statements                $ 1,805,198               $ 1,913,228
                                                                        ===========               ===========

                                                                                                     2001
       Contributions per the financial statements                                                 $   272,173
       Less: Contributions receivable, December 31, 2001                                              (15,166)
       Add:  Contributions receivable, December 31, 2000                                               41,490
                                                                                                  -----------

       Contributions per Form 5500                                                                $   298,497
                                                                                                  ===========

9.   TRANSFER FROM AFFILIATED PLAN

     During 2000, assets from the Metals USA, Inc. 401(k) Plan and Williams Steel & Supply Co., Inc. Savings and Retirement Plan, affiliated plans, were transferred to the Plan and participants became eligible to participate in the Plan subject to the provisions of the plan agreement.

10.  TRANSFER TO AFFILIATED PLAN

     During 2001 and 2000, certain employees and their participant balances were transferred from the Plan to the Metals USA, Inc. 401(k) Plan, an affiliated plan.

11.  FORFEITURES

     Forfeitures result from nonvested company contributions remaining in the Plan for all terminated employees. Upon reaching the break-in-service requirement, as defined in the plan agreement, forfeitures generated are added to the forfeiture reserve balance. In 2000 company cash contributions were offset by $365 from forfeited nonvested accounts. There was no forfeiture reserve balance at December 31, 2000 and no forfeitures were generated in 2001.


                                     ******

METALS USA, INC.
UNION 401(k) PLAN

SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR),
DECEMBER 31, 2001

(a)             (b)                                            (c)                                  (d)          (e)
                                                          DESCRIPTION OF
                                                      INVESTMENT, INCLUDING
         IDENTITY OF ISSUE,                            MATURITY DATE, RATE
        BORROWER, LESSOR OR                          OF INTEREST, COLLATERAL,                                  CURRENT
           SIMILAR PARTY                              PAR OR MATURITY VALUE                        COST         VALUE
 *    Connecticut General Life
         Insurance Company                         CIGNA Guaranteed Income Fund                    N/A**      $ 944,419

 *    Connecticut General Life                     CIGNA Global Value Fund/Morgan
         Insurance Company                            Stanley                                      N/A**         11,367

 *    Connecticut General Life                     CIGNA Growth & Income Fund/
         Insurance Company                            Multi-Manager                                N/A**         72,317

 *    Connecticut General Life
         Insurance Company                         CIGNA S&P 500 Index Fund                        N/A**        133,638

 *    Connecticut General Life                     CIGNA Fidelity Advisor Equity Growth
         Insurance Company                            Fund                                         N/A**        181,491

 *    Connecticut General Life
         Insurance Company                         CIGNA Janus Fund                                N/A**         73,308

 *    Connecticut General Life
         Insurance Company                         CIGNA Lifetime20 Fund                           N/A**         16,494

 *    Connecticut General Life
         Insurance Company                         CIGNA Lifetime30 Fund                           N/A**         29,935

 *    Connecticut General Life
         Insurance Company                         CIGNA Lifetime40 Fund                           N/A**        132,100

 *    Connecticut General Life
         Insurance Company                         CIGNA Lifetime50 Fund                           N/A**         29,021

                                                                     (Continued)

METALS USA, INC.
UNION 401(k) PLAN

SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR),
DECEMBER 31, 2001

(a)             (b)                                              (c)                                (d)          (e)
                                                            DESCRIPTION OF
                                                        INVESTMENT, INCLUDING
         IDENTITY OF ISSUE,                              MATURITY DATE, RATE
        BORROWER, LESSOR OR                            OF INTEREST, COLLATERAL,                                CURRENT
           SIMILAR PARTY                                PAR OR MATURITY VALUE                      COST         VALUE
 *    Connecticut General Life                     CIGNA Large Cap Value Fund/
         Insurance Company                            Levin & Co.                                  N/A**      $  24,601

 *    Connecticut General Life
         Insurance Company                         CIGNA Mid-size Value Fund/Wellington            N/A**          2,882

 *    Connecticut General Life
         Insurance Company                         CIGNA Mid-size Blend Fund/Cadence               N/A**          2,801

 *    Connecticut General Life
         Insurance Company                         CIGNA Mid-size Growth Fund/Artisan              N/A**         31,364

 *    Connecticut General Life
         Insurance Company                         CIGNA Small Cap Value Fund/Sterling             N/A**            845

 *    National Financial
         Services Corporation                      Metal USA, Inc. Common Stock                    N/A**            990

 *    Plan Participants                            Participant Note Receivable
                                                      bearing interest at 6% to 10.5%              N/A**        102,459

 *Indicates an identified person known to be a party-in-interest to the Plan. **Cost information has been omitted for participant directed investments.

                                                                     (Concluded)

METALS USA, INC.
UNION 401(k) PLAN

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR),
DECEMBER 31, 2000

  (a)                (b)                                   (c)                                 (d)               (e)
                                                     DESCRIPTION OF
                                                  INVESTMENT, INCLUDING
           IDENTITY OF ISSUE,                     MATURITY DATE, RATE
          BORROWER, LESSOR OR                   OF INTEREST, COLLATERAL,                                       CURRENT
            SIMILAR PARTY                        PAR OR MATURITY VALUE                        COST              VALUE
   *    Connecticut General Life
           Insurance Company***           CIGNA Charter Guaranteed Income Fund                N/A**           $ 778,678

   *    Connecticut General Life
           Insurance Company***           CIGNA Charter Balanced Fund I                       N/A**             213,232

   *    Connecticut General Life
           Insurance Company***           CIGNA Charter Global Stock Fund                     N/A**              20,106

   *    Connecticut General Life
           Insurance Company***           CIGNA Charter Growth & Income Fund                  N/A**              83,346

   *    Connecticut General Life          CIGNA Charter Large Company Stock
           Insurance Company***              Index Fund                                       N/A**             243,587

   *    Connecticut General Life          CIGNA Fidelity Advisor Equity Growth
           Insurance Company***              Fund                                             N/A**             192,466

   *    Connecticut General Life
           Insurance Company***           CIGNA Janus Fund                                    N/A**              63,133

   *    Connecticut General Life
           Insurance Company***           CIGNA Lifetime20 Fund                               N/A**              10,390

   *    Connecticut General Life
           Insurance Company***           CIGNA Lifetime30 Fund                               N/A**              28,979

   *    Connecticut General Life
           Insurance Company***           CIGNA Lifetime40 Fund                               N/A**                 668

   *    Connecticut General Life
           Insurance Company***           CIGNA Lifetime50 Fund                               N/A**              31,112

                                                                     (Continued)

METALS USA, INC.
UNION 401(k) PLAN

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR),
DECEMBER 31, 2000

 (a)              (b)                                   (c)                                    (d)               (e)
                                                    DESCRIPTION OF
                                                INVESTMENT, INCLUDING
           IDENTITY OF ISSUE,                    MATURITY DATE, RATE
          BORROWER, LESSOR OR                  OF INTEREST, COLLATERAL,                                        CURRENT
             SIMILAR PARTY                      PAR OR MATURITY VALUE                          COST             VALUE
   *    Connecticut General Life
          Insurance Company***            CIGNA Lifetime60 Fund                               N/A**           $     127

   *    Connecticut General Life          CIGNA Neuberger Berman Partners
          Insurance Company***              Fund Trust Class                                  N/A**              17,905

   *    Connecticut General Life          CIGNA Warburg Pincus Emerging
          Insurance Company***              Growth Fund (Advisor Shares)                      N/A**              35,651

   *    National Financial
          Services Corporation            Metals USA Stock                                    N/A**               9,601

   *    Plan Participants ***             Participant Notes Receivable                        N/A**             142,667

   * Indicates an identified person known to be a party-in-interest to the Plan. ** Cost information has been omitted for participant directed investments.
 *** This information was derived from data certified by CG Life.

                                                                     (Concluded)

METALS USA, INC.
UNION 401(k) PLAN

SCHEDULE OF NONEXEMPT TRANSACTIONS
FOR THE YEAR ENDED DECEMBER 31, 2001

     (a)              (b)                (c)              (d)      (e)      (f)        (g)         (h)       (i)         (j)
                                   DESCRIPTION OF
                  RELATIONSHIP      TRANSACTIONS                                    EXPENSES                           NET GAIN
                    TO PLAN,     INCLUDING MATURITY                                INCURRED IN                            OR
  IDENTITY OF     EMPLOYER, OR     DATE, RATE OF                                   CONNECTION              CURRENT      (LOSS)
    PARTY         OTHER PARTY-  INTEREST, COLLATERAL,  PURCHASE  SELLING   LEASE      WITH       COST OF    VALUE      ON EACH
   INVOLVED       IN-INTEREST   PAR OR MATURITY VALUE   PRICE     PRICE    RENTAL  TRANSACTION    ASSET    OF ASSET   TRANSACTION
Metals USA, Inc.   Employer     Failure to remit       $ 2,631    N/A       N/A        N/A       $ 2,631   $  2,631       -*
                                  January 2001
                                  employee
                                  contributions,
                                  loan principal and
                                  interest repayments
                                  to the trust on a
                                  timely basis

Metals USA, Inc.   Employer     Failure to remit         2,538    N/A       N/A        N/A         2,538      2,538       -*
                                  February 2001
                                  employee
                                  contributions,
                                  loan principal and
                                  interest repayments
                                  to the trust on a
                                  timely basis

Metals USA, Inc.   Employer     Failure to remit         2,502    N/A       N/A        N/A         2,502      2,502       -*
                                  August 2001
                                  employee
                                  contributions,
                                  loan principal and
                                  interest
                                  repayments to the
                                  trust on a timely
                                  basis

Metals USA, Inc.   Employer     Failure to remit         1,780    N/A       N/A        N/A         1,780      1,780       -*
                                  September 2001
                                  employee
                                  contributions,
                                  loan principal and
                                  interest repayments
                                  to the trust
                                  on a timely basis

Metals USA, Inc.   Employer     Failure to remit        18,790    N/A       N/A        N/A        18,790     18,790       -*
                                  October 2001
                                  employee
                                  contributions,
                                  loan principal and
                                  interest repayments
                                  to the trust
                                  on a timely basis

* Department of Labor Reg. 2510.3-102 requires that employee contributions, loan principal and interest repayments be submitted to the Plan no later than 15 business days following the end of the month in which amounts were withheld from compensation. Failure to remit employee contributions, loan principal and interest repayments into the Plan on a timely basis is considered a nonexempt transaction with a party-in-interest.

METALS USA, INC.
UNION 401(k) PLAN

SCHEDULE OF NONEXEMPT TRANSACTIONS
FOR THE YEAR ENDED DECEMBER 31, 2000

     (a)              (b)                (c)              (d)      (e)      (f)        (g)         (h)       (i)         (j)
                                   DESCRIPTION OF
                  RELATIONSHIP      TRANSACTIONS                                    EXPENSES                           NET GAIN
                    TO PLAN,     INCLUDING MATURITY                                INCURRED IN                            OR
  IDENTITY OF     EMPLOYER, OR     DATE, RATE OF                                   CONNECTION              CURRENT      (LOSS)
    PARTY         OTHER PARTY-  INTEREST, COLLATERAL,  PURCHASE  SELLING   LEASE      WITH       COST OF    VALUE      ON EACH
   INVOLVED       IN-INTEREST   PAR OR MATURITY VALUE   PRICE     PRICE    RENTAL  TRANSACTION    ASSET    OF ASSET   TRANSACTION
Company            Employer     Failure to remit        $ 4,528    N/A       N/A        N/A      $ 4,528   $  4,528       -*
                                  employee
                                  contributions, loan
                                  principal and
                                  interest repayments
                                  to the trust on a
                                  timely basis

Company            Employer     Failure to remit          4,744    N/A       N/A        N/A        4,744      4,744       -*
                                  employee
                                  contributions, loan
                                  principal
                                  and interest
                                  repayments to
                                  the trust on a
                                  timely basis

Company            Employer     Failure to remit         11,410    N/A       N/A        N/A       11,410     11,410       -*
                                  employee
                                  contributions, loan
                                  principal and
                                  interest repayments
                                  to the trust on a
                                  timely basis

Company            Employer     Failure to remit          4,948    N/A       N/A        N/A        4,948      4,948       -*
                                  employee
                                  contributions, loan
                                  principal and
                                  interest repayments
                                  to the trust on a
                                  timely basis

Company            Employer     Failure to remit          3,399    N/A       N/A        N/A        3,399      3,399       -*
                                  employee
                                  contributions, loan
                                  principal and
                                  interest repayments
                                  to the trust on a
                                  timely basis

Company            Employer     Failure to remit          2,748    N/A       N/A        N/A        2,748      2,748       -*
                                  employee
                                  contributions, loan
                                  principal and
                                  interest repayments
                                  to the trust on a
                                  timely basis

Company            Employer     Failure to remit          3,004    N/A       N/A        N/A        3,004      3,004       -*
                                  employee
                                  contributions, loan
                                  principal and
                                  interest repayments
                                  to the trust on a
                                  timely basis

Company            Employer     Failure to remit          2,624    N/A       N/A        N/A        2,624      2,624       -*
                                  employee
                                  contributions, loan
                                  principal and
                                  interest repayments
                                  to the trust on a
                                  timely basis

* Department of Labor Reg. 2510.3-102 requires that employee contributions, loan principal and interest repayments be submitted to the Plan no later than 15 business days following the end of the month in which amounts were withheld from compensation. Failure to remit employee contributions, loan principal and interest repayments into the Plan on a timely basis is considered a nonexempt transaction with a party-in-interest.

                                   SIGNATURES

The Plan, pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

METALS USA, INC.


METALS USA, INC. UNION 401(k) PLAN


November 19, 2002                               By:   /S/ TERRY L. FREEMAN
                                                   ------------------------
                                                      Terry L. Freeman
                                                      Senior Vice President and
                                                      Chief Accounting Officer

                                INDEX TO EXHIBITS

EXHIBIT
NUMBER            DESCRIPTION

4                 Plan Agreement for the Metals USA, Inc.
                       Union 401(k) Plan

23                Consent of Deloitte & Touche LLP